UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

FORM 25

NOTIFICATION OF REMOVAL FROM LISTING AND/OR

REGISTRATION UNDER SECTION 12(b) OF THE

SECURITIES EXCHANGE ACT OF 1934

Commission File Number	1-9337

BG Group plc

New York Stock Exchange

__________________________________________________________________________________________

(Exact name of Issuer as specified in its charter, and name of Exchange where security is listed and/or registered)

100 Thames Valley Park Drive

Reading RG6 1PT

ENGLAND

+44 118 935 3222

__________________________________________________________________________________________

(Address, including zip code, and telephone number, including area code, of Issuer’s principal executive offices)

Ordinary shares of 10 pence each and

American depositary shares representing them

__________________________________________________________________________________________

(Description of class of securities)

Please place an X in the box to designate the rule provision relied upon to strike the class of securities from listing and registration:

☐17 CFR 240.12d2-2(a)(1)

☐17 CFR 240.12d2-2(a)(2)

☐17 CFR 240.12d2-2(a)(3)

☐17 CFR 240.12d2-2(a)(4)

☐Pursuant to 17 CFR 240.12d2-2(b), the Exchange has complied with its rules to strike the class of securities from listing and/or withdraw registration on the Exchange.

☒Pursuant to 17 CFR 240.12d2-2(c), the Issuer has complied with the rules of the Exchange and the requirements of 17 CFR 240.12d2-2(c) governing the voluntary withdrawal of the class of securities from listing and registration on the Exchange.

Pursuant to the requirements of the Securities Exchange Act of 1934, BG Group plc certifies that it has reasonable grounds to believe that it meets all of the requirements for filing the Form 25 and has caused this notification to be signed on its behalf by the undersigned duly authorized person.

September 11, 2007	By: /s/ Ashley Almanza	Chief Financial Officer and Director
Date	Name: Ashley Almanza	Title